UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-41389

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2023

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended:_________________

PART I - REGISTRANT INFORMATION

Cyclacel Pharmaceuticals, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

200 Connell Drive, Suite 1500

Address of Principal Executive Office

Berkeley Heights, New Jersey 07922

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Cyclacel Pharmaceuticals, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Form 10-Q”) within the prescribed time period because additional time is required to finalize its financial statements and related disclosures required to be included in the Form 10-Q.

On November 14, 2023, the Audit Committee of the Board of Directors (the “Audit Committee”) of the Company, based, in part, on the recommendation of, and after consultation with, the Company’s management concluded that the Company’s previously issued audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the years ended December 31, 2022 and 2021 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Annual Report”), and the Company’s unaudited consolidated financial statements included in the Quarterly Reports on Form 10-Q for September 30, 2021 and the quarterly 2022 fiscal year periods (the “Historical Quarterly Reports”) as well as the unaudited consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023 (the “2023 Quarterly Reports” and, together with the 2022 Annual Report and the Historical Quarterly Reports, the “Reports” and all financial statements included in the Reports, collectively, the “Affected Financials”), should no longer be relied upon due to material unintentional errors made in 2021 totaling approximately $0.5 million related to the accounting treatment of deposit-related invoices for contract research services. Accordingly, the Company is working towards restating the Affected Financials.

The Company continues to work diligently to complete and file the Form 10-Q as soon as practicable. However, given the time and focus dedicated to the Company’s review and restatement of the Affected Financials, the Company is necessarily delayed in its reporting and review process for the quarter ended September 30, 2023 and was unable to file the Form 10-Q by the prescribed filing due date of November 14, 2023. The Company expects to file an amended Annual Report on Form 10-K for the year ended December 31, 2022 with the restatement of the Affected Financials as soon as practicable. The Company expects to file the 10-Q within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul McBarron	908	517-7330
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

Cyclacel Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2023	By:	/s/ Paul McBarron
Chief Operating Officer, Chief Financial Officer and Executive Vice President, Finance

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